UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

SOLITRON DEVICES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

834256208
(CUSIP Number)

Christian Olesen, Olesen Value Fund L.P., 60 W. Broad Street, Suite 304, Bethlehem, PA 18018

(610) 866 6200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	834256208

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Olesen Value Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Funds of investment partnership.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bethlehem, PA, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

112,745
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

112,745
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

112,745
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON (See Instructions)

IA

* Percentage calculated based on 2,232,977 shares of common stock, par value $.01 per share, outstanding as of November 30, 2015, computed based on the Quarterly report filed on January 14, 2016, with the Securities and Exchange Commission.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of the Common Stock, par value $.01 per share (the “Common Stock”), of Solitron Devices, Inc. (the “Issuer” or “Solitron Devices”). The address of the issuer is 3301 Electronics Way, West Palm Beach, Florida, 33407.

Item 2.	Identity and Background

(a)

This Statement is filed by Christian Olesen on behalf of Olesen Capital Management LLC (OCM), a Pennsylvania limited liability company and Olesen Value Fund L.P. (OVF), a private investment partnership existing under the laws of the State of Delaware. OCM is the General Partner and Investment Advisor to OVF. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” By virtue of his position as Fund Manager of OVF, Mr. Olesen has the sole power to vote and dispose of the Issuer’s Shares owned by OVF.

(b)	The principal business address of Mr. Olesen, OCM and OVF is 60 W. Broad Street, Suite 304, Bethlehem, Pennsylvania 18018.

(c)

The principal business of OVF is acquiring, holding and disposing of investments in various companies. The principal business of OCM is serving as the investment advisor of OVF. The principal occupation of Mr. Olesen is serving as the Fund Manager of OVF.

(d)	No Reporting Person described herein has, during the last five years, been convicted in a criminal proceeding.

(e)

None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The Common Stock of the Issuer was acquired in open market transactions using assets of OVF. No funds were borrowed to acquire the Common Stock. The total amount of funds used to acquire the common stock was $491,945.

Item 4.	Purpose of Transaction

The Common Stock reported in this filing has been purchased and held for investment purposes. OVF is interested in discussing with Issuer’s management, board of directors, and/or with third parties options relating to board composition, capital allocation, and any other strategies for shareholder value creation. Depending on Reporting Person’s ongoing evaluation of general market conditions and general matters related to Issuer, including Issuer’s financial condition and results, Reporting Persons may determine whether to hold, increase, or decrease their investment in the Common Stock through open market, privately negotiated, or any other transactions. Depending on its assessment of the forgoing factors, the Reporting Persons may, from time to time, modify its present intention as stated in this Item 4. Except as set forth herein, Reporting Persons has no present plan or proposal which would relate to or result in any of the matters or actions set forth in clauses a through j of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

The following sets forth the aggregate number and percentage of the class of securities identified pursuant to Item 1. The percentage is calculated based on 2,232,977 shares of common stock, par value $.01 per share, outstanding as of November 30, 2015, computed based on the Quarterly report filed on January 14, 2016, with the Securities and Exchange Commission.

Name	No. of shares	Percent of class
Olesen Value Fund L.P.	112,745	5.0%
Total	112,745	5.0%

(b)	Olesen Value Fund L.P. has the sole power to vote and the sole power to dispose of the shares above.

(c)	Transactions during the past sixty days:

1/13/2016	Buy	6,910 shares	$4.07/share
1/7/2016	Buy	5 shares	$4.39/share
1/6/2016	Buy	100 shares	$4.27/share
1/5/2016	Buy	130 shares	$4.27/share
1/4/2016	Buy	4,800 shares	$4.31/share
12/30/2016	Buy	1,200 shares	$4.30/share
12/22/2016	Buy	3,808 shares	$4.37/share
12/21/2016	Buy	2,413 shares	$4.37/share
12/15/2016	Buy	779 shares	$4.37/share
12/11/2016	Buy	13,421 shares	$4.38/share
12/08/2016	Buy	19,360 shares	$4.39/share
12/07/2016	Buy	5,628 shares	$4.39/share
12/04/2016	Buy	5 shares	$4.52/share
12/01/2016	Buy	4,472 shares	$4.41/share
11/23/2016	Buy	806 shares	$4.41/share

The Reporting Persons claims beneficial ownership of all shares referenced in this filing.

(d)

To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The powers of disposition and voting with respect to the Common Stock are established in a written Limited Partnership Agreement between the limited partners of Olesen Value Fund L.P and Olesen Capital Management, LLC, a Pennsylvania limited liability company that acts as the General Partner and Investment Advisor of Olesen Value Fund L.P. This contracts is entered into in the ordinary course of business and the agreement makes no special provisions related to the disposition or voting of the Common Stock.

Item 7.	Material to Be Filed as Exhibits

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2016
Dated

/s/
Signature

Christian Olesen / Fund Manager
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).